SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602, parte
Rio de Janeiro/RJ
CNPJ nº 33.042.730/0001 -04

COMPANHIA SIDERURGICA NACIONAL (BOVESPA: CSNA3; NYSE: SID) hereby informs its shareholders and market participants, complementing the relevant fact published on October 17th, 2008, that today it finalized negotiation, and signed the relevant agreements, for the establishment of a strategic partnership with a consortium comprised by ITOCHU Corporation, Nippon Steel Corporation, JFE Steel Corporation, POSCO, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd. and Nisshin Steel Co, Ltd., (the “Consortium”).

1. The transaction consists in the sale of 40% of the voting and total capital stock of Nacional Minérios S.A. (“NAMISA”), a subsidiary of CSN, for the aggregate amount of US$3,12 billion, payable in cash on the closing date. The closing date is expected to occur by the end of November, 2008. Out of the US$3,12 billion amount, the Consortium will pay approximately US$3 billion in connection with the acquisition of a primary issue of shares by NAMISA.

2. NAMISA will pay approximately US$3 billion to CSN, on the closing date, as pre-payment for a portion of the purchase price agreed between the parties in connection with future sales of crude iron ore (run of mine) and the rendering of port services from CSN to Namisa. The run of mine will be extracted by CSN from the Casa de Pedra Mine and will be sold to NAMISA, which shall, in addition to its own run of mine, beneficiate the product in NAMISA’s own industrial facilities. All agreements were negotiated on an arms-length basis.

3. CSN will maintain 60% of Namisa’s voting and total capital with a view to aligning the parties’ interest in this long term venture.

4. NAMISA’s operation is fully integrated and includes access to rail transportation in the form of long term contract with MRS Logística S.A. (“MRS”). As part of the transaction, CSN will contribute non-voting non-convertible A class preferred shares of MRS to NAMISA. These shares correspond to approximately 10% of MRS’s total capital.

5. NAMISA’s business plan provides for an aggressive production expansion of iron ore products and pellets. NAMISA will market mainly iron ore of its own production but will also acquire iron ore from third parties producers to complement its sales.

6. A portion of NAMISA’s production will be sold to the Consortium members. Such obligations are reflected in a long-term “offtake” agreement and were established on an arms-lengths basis.

7. NAMISA’s mid and long term business plans estimate that in 2009 the company will have sales of approximately 18 million tons of iron ore per year. It also provides for an expansion in production in order to allow NAMISA to commercialize an estimated amount in excess of 38 million tons of iron ore per year from 2013 onwards.

8. CSN would like to clarify that the transaction does not provide for the acquisition by the Consortium of a stake in the Casa de Pedra Mine.

Rio de Janeiro, October 21st, 2008

Otávio de Garcia Lazcano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.